CM 3-22

BP 3/10

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

SECURIT 04003388 SSION

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SEC FILE NUMBER
8-32639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pan-American Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street
(No. and Street)

New Orleans	Louisiana	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Rachael Schorr — (504) 566-1300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

3700 One Shell Square	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PAN-AMERICAN FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, William Steen, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Pan-American Financial Services, Inc., for the years ended December 31, 2003 and 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William T. Steen
Signature

Acting President
Title

Pamela A. Van Geffen
(Notary Public)

PAMELA A. VAN GEFFEN
NOTARY PUBLIC
My Commission Expires at Death
Parish of Orleans, La.

PAN-AMERICAN FINANCIAL SERVICES, INC.

SEC FILE NUMBER

8-32639

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AND

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Pan-American Financial Services, Inc.

We have audited the following consolidated financial statements of Pan-American Financial Services, Inc. and subsidiaries (a wholly-owned subsidiary of Pan-American Life Insurance Company) for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 20, 2004

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 3,211,781	$ 3,215,169
Cash-restricted	26,574	125,550
Securities, at fair value	14,647	10,450
Commissions and other receivables, net	268,911	785,059
Notes receivable, net	1,826,929	2,998,227
Income taxes receivable, parent	1,254,091	2,546,821
Furniture and equipment, net	130,094	193,876
Prepaid expenses and other assets	121,602	350,450
Intangible assets, net	2,347,909	2,778,593
TOTAL ASSETS	$ 9,202,538	$ 13,004,195

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, trade	$ 234,459	$ 575,238
Accounts payable, parent	510,694	3,053,762
Securities sold, not yet purchased, at fair value	7,783	19,575
	752,936	3,648,575
Commitments and contingencies (Note 8)	-	-
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares, outstanding 50 shares	50,000	50,000
Additional paid-in capital	17,034,869	15,784,869
Accumulated deficit	(8,635,267)	(6,479,249)
	8,449,602	9,355,620
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,202,538	$ 13,004,195

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE:		
Commissions	$21,197,997	$16,400,915
Investment advisory fees	419,817	210,951
Investment income	22,106	29,733
Interest on notes receivable	70,216	156,483
Other income	271,251	233,628
	21,981,387	17,031,710
EXPENSES:		
Commissions	18,820,303	13,084,886
Exchange and clearance fees	880,783	1,432,748
Licenses and fees	208,037	238,511
Administrative service fees	3,041,717	3,377,694
Loss on impairment of assets	-	1,220,000
Depreciation and amortization	495,468	791,663
Rent	378,804	288,607
Meetings	56,541	168,167
Provision for uncollectible notes and other receivables	652,692	829,394
Other	195,986	682,183
	24,730,331	22,113,853
LOSS BEFORE INCOME TAXES	(2,748,944)	(5,082,143)
INCOME TAX BENEFIT	592,926	1,290,517
NET LOSS	$ (2,156,018)	$ (3,791,626)

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at January 1, 2002	$ 50,000	$ 12,660,000	$ (2,687,623)	$ 10,022,377
Capital contributions	-	3,124,869	-	3,124,869
Net loss	-	-	(3,791,626)	(3,791,626)
Balance at December 31, 2002	50,000	15,784,869	(6,479,249)	9,355,620
Capital contributions	-	1,250,000	-	1,250,000
Net loss	-	-	(2,156,018)	(2,156,018)
Balance at December 31, 2003	$ 50,000	$ 17,034,869	$ (8,635,267)	$ 8,449,602

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(2,156,018)	$(3,791,626)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of notes receivable	657,064	663,745
Provision for uncollectible notes receivable and other receivables	652,692	829,394
Depreciation and amortization expense	495,468	791,663
Loss on impairment of assets	-	1,220,000
Unrealized (gains) losses on investments	(1,536)	2,031
Decrease (increase) in commissions and other receivables	318,419	(482,660)
Decrease (increase) in notes receivable	59,271	(1,654,152)
Decrease (increase) in income taxes receivable, parent	1,292,730	(1,081,107)
Decrease (increase) in prepaid expenses, restricted cash and other assets	327,824	(201,519)
Decrease in accounts payable	(340,779)	(47,002)
(Decrease) increase in accounts payable, parent	(2,543,068)	277,957
Net cash used in operating activities	(1,237,933)	(3,473,276)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of businesses, net of cash acquired	-	(492,548)
Purchases of investments	(22,743)	(7,097)
Proceeds from sale of investments	8,290	16,325
Purchases of furniture and equipment	(1,002)	(113,736)
Net cash used in investing activities	(15,455)	(597,056)
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contributions	1,250,000	3,124,869
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,388)	(945,463)
CASH AND CASH EQUIVALENTS, Beginning of year	3,215,169	4,160,632
CASH AND CASH EQUIVALENTS, End of year	$ 3,211,781	$ 3,215,169

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—There was no cash paid for interest or taxes during 2003 or 2002.

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

Description of the Company—Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the Company), a wholly-owned subsidiary of Pan-American Life Insurance Company (parent), was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

Pan-American Financial Services, Inc. acts as the selling dealer for mutual funds offered to clients of its parent. During 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds and variable insurance products. The Company also provides investment advisory services. The Company has agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of PAFSI and its subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

Commissions and Other Receivables— Commissions and other receivables primarily consist of commissions receivable from representatives and receivables from clearing organizations. Management reviews the receivables for collectibility and establishes an allowance for estimated uncollectible amounts. The allowance for uncollectible amounts was $197,729 at December 31, 2003. No such allowance was recorded at December 31, 2002.

Notes Receivable—The Company enters into agreements with certain of its registered representatives wherein the Company advances funds to such parties in exchange for a multiple year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives execute unsecured notes payable to the Company. The agreements generally provide that principal is to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company records commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term is immediately due and payable by the representatives. Interest on the notes is forgiven as long as the representatives remain affiliated with the Company. If such affiliation is terminated, any amounts remaining outstanding become due immediately. The Company also records an allowance for uncollectible amounts based on management's estimate of any amounts deemed to be uncollectible.

Furniture and Equipment—Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives ranging from three to five years. Accumulated depreciation was $191,897 and $126,681 at December 31, 2003 and 2002, respectively.

Intangible Assets—In connection with the Company's business acquisitions, the Company typically executes a personal service contract (including non-compete provisions) with key personnel associated with the acquired entity. The Company allocates a portion of the acquisition cost to such intangibles and amortizes such cost over the life of the contract ranging from four to ten years.

Impairment of Long-lived Assets—The Company evaluates long-lived assets and certain identifiable individual intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of the individual assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such assets less their recorded amount. There were no impairments of intangibles recorded during 2003. During fiscal 2002, the Company recorded an impairment loss of $1,220,000 related to the write-down of intangible assets.

Commissions—Commissions consist of brokerage commissions generated on securities transactions.

Investment Advisory Fees—Investment advisory fees are received quarterly but are recognized as earned on a pro rate basis over the term of the contract.

Income Taxes—The Company files a consolidated federal income tax return with Pan-American Life Insurance Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Fair Value of Financial Instruments—The recorded amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Investment securities are classified as trading securities and recorded at fair market value, as determined by quoted market prices.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to the 2002 financial statements in order to conform to the classifications adopted for reporting in the 2003 financial statements.

2. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $100,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company had net capital of $2,660,969, which was $2,560,969 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $745,153 at December 31, 2003. The ratio of aggregate indebtedness to net capital was .28 to 1 at December 31, 2003.

The Company has entered into written agreements with its clearing brokers which require the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company had no liabilities subordinated to claims of general creditors during 2003 or 2002.

3. NOTES RECEIVABLE, NET

For 2003 and 2002, activity within notes receivable was as follows:

	2003	2002
Balance, beginning of year	$2,998,227	$2,837,214
Additional notes entered into	145,390	1,654,152
Cash payments received	(204,661)	-
Portion of notes forgiven	(657,064)	(663,745)
Provision for uncollectible notes receivable	(454,963)	(829,394)
Balance, end of year	$1,826,929	$2,998,227

The Company also recorded $70,216 and $156,483 of interest income and commission expense for the interest portion of the notes forgiven in 2003 and 2002, respectively.

4. INTANGIBLE ASSETS, NET

In connection with the Company's business acquisitions, substantially all of the purchase prices were allocated to intangible assets representing personal service contracts executed with the acquirees' key personnel.

Personal service contracts at January 1, 2002	$ 4,942,112
Amortization expense	(943,519)
Loss on impairment	(1,220,000)
Balance at December 31, 2002	2,778,593
Amortization expense	(430,684)
Balance at December 31, 2003	$ 2,347,909

5. INCOME TAXES

Income tax benefit is made up of the following components for the years ended December 31, 2003 and 2002:

	2003	2002
Income tax benefit:		
Current	$370,594	$ 796,360
Deferred	222,332	494,157
Income tax benefit	$592,926	$1,290,517

For the years ended December 31, 2003 and 2002, the effective income tax rate differs from the statutory federal income tax rate as follows:

	2003 %	2002 %
Income tax benefit at statutory federal rate	35.0	35.0
Permanent items related to intangible assets	(8.3)	(9.6)
Return to accrual adjustments for taxes	(5.1)	-
Effective tax rate	21.6	25.4

Deferred taxes receivable of $709,754 and $487,024 at December 31, 2003 and 2002, respectively, have been provided for temporary differences primarily relating to amortization of intangible assets and net operating losses in 2003 and amortization of intangible assets in 2002.

6. RELATED PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative and investment related costs, which are ultimately paid by the Company. Such expenses totaled $3,041,717 in 2003 and $3,377,694 in 2002. The Company also operates in facilities that are owned by its parent. The Company has lease agreements for this space and paid $249,893 and $187,387 in rent during 2003 and 2002, respectively. The Company has two annual minimum rental commitments as follows: approximately $16,000 expiring in 2007 and $166,000 expiring in 2014 for this space.

A member of the parent company's board of directors owns a business which began utilizing the services of the Company in 2002. Amounts incurred by the Company for such services were not significant in 2003 or 2002.

7. BUSINESS ACQUISITONS

During 2002, the Company acquired principally for cash all of the outstanding stock of Wealth Management Limited, an entity involved in the securities industry, for approximately $493,000. Substantially all of the assets acquired consisted of an intangible asset representing a personal service contract with the principals of the acquired entity.

During 2001, the Company acquired principally for cash all of the outstanding stock of the following entities, all of which are involved in the securities industry, for the approximate consideration indicated: William Robert Thomas Financial Services, Inc., $2,100,000; American Capital Corporation, $1,800,000; and Telaro Securities, Inc., $450,000. In connection with the American Capital acquisition, the Company agreed to increase the purchase price by an additional amount if certain conditions were met within a 24 month period following the acquisition, of which approximately $191,000 was paid during 2003. For each acquisition, substantially all of the net assets acquired consisted of intangible assets representing personal service contracts with the principals of the acquired entities.

8. COMMITMENTS AND CONTINGENCIES

Contingencies—The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Commitments

Lease Agreements—The Company conducts its operations from leased facilities under several noncancelable operating leases, two of which are with its parent company (see Note 6). Certain of the leases include provisions for extensions, in addition to certain escalation clauses, and also require the Company to pay taxes, insurance and certain other expenses. Total rental expense for the operating leases was $378,804 and $288,607 for the years ended December 31, 2003 and 2002, respectively.

The following is a schedule by year of future minimum rental payments required under the operating leases:

2004	$ 210,222
2005	213,272
2006	214,772
2007	205,125
2008	201,542
Thereafter	933,847
	$ 1,978,780

Guarantees—The Company has provided guarantees to its clearing brokers. Under these agreements, the Company has agreed to indemnify the respective clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

9. LIQUIDITY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company experienced net losses from fiscal 1999 through fiscal 2002, during which time conditions in financial markets deteriorated. The Company made significant acquisitions in 2001 and 2002 which resulted in increased revenues in 2003. Additionally, during 2003, management implemented expense reduction measures to improve operating results. The Company experienced a decreased loss from operations in 2003 compared to prior years as a result of these factors. Management believes that continued growth in sales coupled with recent and planned expense reductions will allow the Company to continue as a going-concern. In addition, the Company's parent is committed through December 31, 2004 to provide additional capital contributions to enable the Company to maintain required regulatory capital levels and meet and discharge its liabilities in the normal course of business.

* * * * * *

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

	Per Audited Financials	Per Unaudited Focus	Difference
NET CAPITAL:			
Stockholder's equity	$ 8,449,602	$ 8,679,479	$ (229,877)
Less nonallowable assets:			
Notes receivable, net	(1,826,929)	(1,826,929)	-
Intangible assets, net	(2,347,909)	(2,347,909)	-
Nonmarketable securities	(3,300)	(3,300)	-
Unallowable portion of receivables	(4,419)	(4,419)	-
Bills receivable, net	(94,337)	(94,337)	-
Income taxes receivable, parent	(1,254,091)	(1,546,481)	292,390
Furniture and equipment, net	(130,094)	(130,094)	-
Prepaid expenses and other assets	(121,602)	(59,089)	(62,513)
Net capital before haircuts on securities and other deductions	2,666,921	2,666,921	-
Less haircuts on securities and other deductions	(5,952)	(5,952)	-
Net Capital	$ 2,660,969	$ 2,660,969	$ -
Net capital requirement—greater of $100,000 or 6.67% of aggregate indebtedness	$ 100,000	$ 100,000	$ -
Excess capital	$ 2,560,969	$ 2,560,969	$ -
AGGREGATE INDEBTEDNESS	$ 745,153	$ 745,153	$ -
Ratio: Aggregate indebtedness to net capital	.28 to 1	.28 to 1	

Note: The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed by the Company with the Securities and Exchange Commission in January 2004. The differences are audit adjustments primarily relating to prepaid expenses and other assets and income taxes receivable which affected stockholder's equity.

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

Deloitte & Touche

February 20, 2004

To The Board of Directors
Pan-American Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Pan-American Financial Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP